UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. )*

                                  ENVOY CORPORATION
                                   (Name of Issuer)

                              Common Stock, no par value
                            (Title of Class of Securities)

                                      293982104
                                    (CUSIP Number)

                                 Austin D. Kim, Esq.
                               Transamerica Corporation
                                600 Montgomery Street
                               San Francisco, CA  94111
                                    (415) 983-4000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 17, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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              1    Name of Reporting Person    TRANSAMERICA CORPORATION

                   IRS Identification No. of Above Person    94-0932740

              2    Check the Appropriate Box if a Member of a Group (a) x

                                                                    (b)

              3    SEC USE ONLY


              4    Source of Funds                                   WC


              5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


              6    Citizenship or Place of Organization        Delaware



              NUMBER OF       7      Sole Voting Power          285,000
              SHARES
              BENEFICIALLY
              OWNED BY EACH   8      Shared Voting Power       842,000*
              REPORTING
              PERSON WITH
                              9      Sole Dispositive Power     285,000

                              10     Shared Dispositive Power  842,000*



              11    Aggregate Amount Beneficially Owned by Each
                    Reporting Person                           842,000*

              12    Check Box if the Aggregate Amount in Row 11
                    Excludes Certain Shares

              13    Percent of Class Represented by Amount
                    in Row                                      115.55%

              14    Type of Reporting Person                         HC










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          Item 1.   Security and Issuer

                    This Statement relates to shares of the Common Stock, no par value ("Common Stock"), of Envoy Corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Two Lakeview Place, 15 Century Blvd., Suite 600, Nashville, Tennessee 37214.

          Item 2.   Identity and Background

                    This Statement is filed by Transamerica Corporation ("Transamerica"), a Delaware corporation. Its address is 600 Montgomery Street, San Francisco, California 94111. See Annex A for the identities of and certain information relating to Transamerica's directors and executive officers.

                    Neither Transamerica nor any of its directors or executive officers has, during the past five years, been convicted of any criminal proceeding (other than a traffic citation or similar, minor infraction), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the persons named in Annex A is a citizen of the United States of America, except Richard H. Finn, who is a citizen of Great Britain, and Mark A. McEachen, who is a citizen of Canada.

          Item 3.   Source and Amount of Funds or Other Consideration

                    The source of funds for purchases of Common Stock reported as beneficially owned in Item 5 of this Statement was the working capital of Transamerica. The shares owned for the benefit of investment advisory clients of one of Transamerica's subsidiaries were purchased with cash assets of such clients.

          Item 4.   Purpose of Transaction

                    The shares of Common Stock beneficially owned by Transamerica and its subsidiaries were acquired in the ordinary course of business for investment purposes and were not acquired for the purpose (and do not have the effect) of changing or influencing the control of the Issuer, and were not acquired in connection with any transaction having such purposes or effects. Depending on market conditions and other factors, Transamerica or its subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, Transamerica and its subsidiaries may sell all or some of their shares of Common Stock.



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                    Neither Transamerica  nor any of its directors or
          officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

          Item 5.   Interest in Securities of the Issuer

                    (a), (b), (c) and (d) As of January 24, 1997, Transamerica directly owned, and had sole voting and dispositive power with respect to 285,000 shares of Common Stock. According to the Issuer's Form 10-Q for the quarterly period ended September 30, 1996, the number of shares of Common Stock outstanding as of November 14, 1996, was 15,173,739. Based on such information, the 285,000 shares of Common Stock directly owned by Transamerica represent approximately 1.88% of the class. See Annex B with respect to transactions by Transamerica in Common Stock in the past 60 days, all of which were effected through broker-dealers. None of Transamerica's directors or executive officers beneficially owns any shares of Common Stock.

                    In addition, a subsidiary of Transamerica that is eligible to file Schedule 13G pursuant to Rule 13d-1 may be deemed to beneficially own an additional 557,000 shares of Common Stock for the benefit of investment advisory clients of such subsidiary. Such shares represent an additional 3.67% of the class.

                    Note: Management of the affairs of Transamerica's subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended as, and should not be deemed as, an acknowledgment of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

                    (e)  Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

                    None.

          Item 7.   Material to be filed as Exhibits

                    None.





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                                      Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          January 24, 1997

                                        TRANSAMERICA CORPORATION



                                        By /s/ Richard N. Latzer
                                          ____________________________
                                             Richard N. Latzer
                                             Senior Vice President and
                                             Chief Investment Officer






































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                                                                    ANNEX A

                                      Directors

                               Business               Principal
          Name                 Address                Occupation

          Frank C. Herringer   600 Montgomery Street  Chairman, President
                               San Francisco, CA      and Chief Executive
                               94111                  Officer, Transamerica
                                                      Corporation

          Samuel L. Ginn       1 California Street    Chairman and Chief
                               San Francisco, CA      Executive Officer,
                               94111                  AirTouch
                                                      Communications, Inc.

          Gordon E. Moore      2200 Mission College   Chairman, Intel
                               Blvd.                  Corporation
                               Santa Clara, CA 95052

          Robert W.            375 Park Avenue        Vice Chairman and
          Matschullat          New York, NY 10152     Chief Financial
                                                      Officer, The Seagram
                                                      Company Ltd.

          Toni Rembe           225 Bush Street        Partner, Pillsbury
                               San Francisco, CA      Madison & Sutro
                               94104

          Condoleeza Rice      Stanford, CA 94305     Provost, Stanford
                                                      University

          Charles R. Schwab    101 Montgomery Street  Chairman and Chief
                               San Francisco, CA      Executive Officer,
                               94104                  The Charles Schwab
                                                      Corporation

          Forrest N. Shumway   600 Montgomery Street  Retired Vice
                               San Francisco, CA      Chairman, Allied-
                               94111                  Signal Inc.

          Peter V. Ueberroth   500 Newport Center     Managing Director,
                               Drive, Suite 900       The Contrarian Group,
                               Newport Beach, CA      Inc.
                               92660









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                                  Executive Officers

                               Business
          Name                 Address                Title

          Frank C. Herringer   Transamerica           Chairman, President
                               Corporation            and Chief Executive
                               600 Montgomery Street  Officer
                               San Francisco, CA
                               94111

          Thomas J. Cusack     Transamerica           Executive Vice
                               Corporation            President
                               600 Montgomery Street
                               San Francisco, CA
                               94111

          Richard H. Finn      Transamerica           Executive Vice
                               Corporation            President
                               600 Montgomery Street
                               San Francisco, CA
                               94111

          Edgar H. Grubb       Transamerica           Executive Vice
                               Corporation            President and Chief
                               600 Montgomery Street  Financial Officer
                               San Francisco, CA
                               94111

          Robert A. Watson     Transamerica           Executive Vice
                               Corporation            President
                               600 Montgomery Street
                               San Francisco, CA
                               94111

          Shirley H. Buccieri  Transamerica           Senior Vice
                               Corporation            President, General
                               600 Montgomery Street  Counsel and Secretary
                               San Francisco, CA
                               94111

          Richard N. Latzer    Transamerica           Senior Vice President
                               Corporation            and Chief Investment
                               600 Montgomery Street  Officer
                               San Francisco, CA
                               94111

          Burton E. Broome     Transamerica           Vice President and
                               Corporation            Controller
                               600 Montgomery Street
                               San Francisco, CA
                               94111



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                               Business
          Name                 Address                Title

          Richard H. Pearson   Transamerica           Vice President-
                               Corporation            Corporate Development
                               600 Montgomery Street
                               San Francisco, CA
                               94111

          Mark A. McEachen     Transamerica           Vice President and
                               Corporation            Treasurer
                               600 Montgomery Street
                               San Francisco, CA
                               94111









































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                                                                  ANNEX B


                             Transactions in Common Stock

             Transamerica has acquired 10,000 shares of Common Stock in open market transactions since November 25, 1996, at the prices and in the amounts shown below.


                                 No. of       Average Price Per Share ($)
             Date                Shares         (excluding commissions)

             January 17, 1997    10,000                  32.8891









































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